Exhibit (a)(2)(A)

1351 S. Sunset Street

Longmont, Colorado 80501

September 1, 2015

Dear Stockholder:

On behalf of the board of directors of Dot Hill Systems Corp. (“Dot Hill”), I am pleased to inform you that on August 18, 2015, Dot Hill agreed to be acquired by Denali Acquisition Sub Corp. (“Purchaser”), a wholly owned subsidiary of Seagate HDD Cayman (“Parent”), pursuant to the terms of an Acquisition Agreement by and among Dot Hill, Purchaser and Parent (the “Acquisition Agreement”). Purchaser has today commenced a tender offer to purchase all outstanding shares of common stock of Dot Hill at a price of $9.75 per share, net to the seller in cash and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings.

After successful completion of the tender offer, any Dot Hill common stock issued and outstanding (other than shares (i) held by Dot Hill, Parent, Purchaser, or by any direct or indirect wholly owned subsidiary of Parent, Purchaser or Dot Hill or (ii) held by stockholders who shall have properly and validly exercised their statutory rights of appraisal in respect of such shares of common stock in accordance with Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $9.75 per share, net to the holder thereof in cash, without interest thereon and less any required withholding taxes, and Purchaser will be merged with Dot Hill. The tender offer is initially scheduled to expire at 12:01 Eastern Time on October 6, 2015, subject to extension in certain circumstances as permitted by the Acquisition Agreement and applicable law. As more fully set forth in the Acquisition Agreement, the tender offer is conditioned upon, among other things, there being validly tendered and not validly withdrawn a number of shares of Dot Hill common stock that, together with the shares then owned by Parent and Purchaser, if any, represents at least a majority of all then-outstanding shares of Dot Hill common stock.

After careful review, at a meeting held on August 18, 2015, the board of directors of Dot Hill unanimously: (i) determined that the Acquisition Agreement is advisable, (ii) determined that the Acquisition Agreement and the transactions contemplated thereby, including the tender offer and the merger, taken together, are at a price and on terms that are fair to, and in the best interests of Dot Hill and its stockholders, (iii) approved the execution, delivery and performance by Dot Hill of the Acquisition Agreement and the transactions contemplated thereby, including the tender offer and the merger, (iv) agreed that the merger shall be governed by Section 251(h) of the DGCL and (v) resolved to recommend that Dot Hill’s stockholders accept the tender offer and tender their shares to Purchaser pursuant to the tender offer, all upon the terms and subject to the conditions set forth in the Acquisition Agreement.

Accordingly, and for the other reasons described in more detail in the enclosed copy of Dot Hill’s solicitation/recommendation statement, the board of directors unanimously recommends that Dot Hill’s stockholders accept the tender offer and tender their shares pursuant to the tender offer.

The solicitation/recommendation statement contains additional information relating to the tender offer and the merger, including a description of the reasons for the board of directors’ recommendations described above. Also enclosed are Parent’s Offer to Purchase, dated September 1, 2015, a Letter of Transmittal for use in tendering your shares and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before tendering your shares.

On behalf of the board of directors, we thank you for your support.

Sincerely,

Dana W. Kammersgard
President and Chief Executive Officer